Exhibit 99.2

Q1 FY23 Results:
Mytheresa accelerates growth with GMV up 21% in Q1 FY23 and confirms full FY23 GMV &
Adjusted EBITDA guidance

•	Strong Q1 FY23 with 20.8% Gross Merchandise Value (GMV) growth to €197.9 million and an Adjusted EBITDA margin of 6.6%

•	Gross Profit margin increases to 49.9% in Q1 FY23 compared to 49.0% in the previous year quarter

•	Full FY23 guidance for GMV at 16% to 22% growth with a stable Adjusted EBITDA margin of 9.0% to 9.5% confirmed

MUNICH, Germany (November 8, 2022) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its first quarter of fiscal year 2023 ended September 30, 2022. The luxury multi-brand digital platform delivered strong results in the first quarter of accelerated top-line growth with continued profitability. This demonstrates the fundamental strength and consistency of a truly differentiated business with a unique customer focus, a highly adaptive business model and outstanding operational excellence.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “Our acceleration in GMV growth during the quarter over the previous quarters in 2022 sets us apart from other digital platforms and the sole focus on the high-end luxury sector, both in terms of customers as well as brands, makes us foremost a luxury business and not just a digital business. We believe that our results demonstrate the fundamental strength, resilience and consistency of our business, which has always delivered profitable growth. With our unique customer focus, a highly adaptive business model and operational excellence we are very confident to deliver against our communicated targets for full fiscal year 2023, despite ongoing challenges in the macro environment.”

Kliger continued, “The Mytheresa business model is well diversified and agile. We achieved growth across all our categories including our recently launched Life category with home and lifestyle products as well as across all geographies. We achieved again an above average GMV growth in the US where we continue to win clients due to our unique edit and the many ‘money can’t buy experiences’ for our top customers. We also achieved very good growth in Mainland China, where we grow our local teams and invest into activations under our new local leadership.”

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED SEPTEMBER 30, 2022

•	GMV growth of 20.8% year-over-year to €197.9 million, compared to €163.9 million in the prior year period

•	Net Sales increase of €18.1 million, or 11.4% year-over-year to €175.9 million due to planned transition of brands to the Curated Platform Model (CPM) and the subsequent effect of recording the platform fee as Net Sales

•	Increase of 90 basis points in Gross Profit margin to 49.9% compared to 49.0% in the prior year period, driven by an increase in sales from CPM which generates 100% gross margin with no cost of sales as well as our full price selling model

•	Adjusted EBITDA of €11.6 million compared to €14.0 million in the previous year quarter with an Adjusted EBITDA margin of 6.6% in Q1 FY 23

RECENT BUSINESS HIGHLIGHTS

Strong Global Expansion:

•	Further accelerated GMV growth with +20.8% vs. Q1 FY22

•	Above average GMV growth again in the United States with +28.5% vs. Q1 FY22

•	High-impact top customer and brand partner events held in Europe and the United States across all major Fashion Weeks

•	Announcement of The China Designer Program by Mytheresa to support and create visibility for Chinese luxury designers

Continued Brand Partnerships:

•	Launch of exclusive capsule collections and pre-launches in collaboration with Gucci, Chloé, Givenchy, Christian Louboutin, Jacquemus, Loewe, Bottega Veneta and many more

•	Exclusive launch of the Etro Love Trotter bag on Mytheresa directly on the day it showed during Marco De Vincenzo’s first Etro show

•	Continued expansion of the Curated Platform Model (CPM) with 7 brands now live

High-quality Customer Growth:

•	LTM growth of active customers of 13.4% reaching 800,000 customers

•	Solid number of first-time buyers in Q1 FY23 with over 105,000 new customers

•	Repurchase rates of new customer cohorts acquired in Q4 FY22 showed positive trend vs. Q4 FY21 cohort in respective Q1

•	Strong growth of number of top customers with 22.7% in Q1 FY23 vs. Q1 FY22 as well as an increase in average GMV per all customers of 6.5% in Q1 FY23 vs. Q1 FY22 underlining clear focus on quality of customer acquisitions

Consistent Strong Operational Performance:

•	Maintained very high customer satisfaction with an industry-leading Net Promoter Score of 81.0% in Q1 FY23

•	Achieved strong gross profit margin with 49.9% in Q1 FY23 based on continued focus on full-price business and increasing share of CPM which generates 100% gross profit with no cost of sales

•	Operational indicators in Q1 FY23 underlined resilience and adaptability of the Mytheresa business model despite challenging macro conditions

•	Published first ESG achievement report highlighting progress against defined ESG commitments

BUSINESS OUTLOOK

For the full fiscal year ending June 30, 2023, we confirm our previous guidance:

•	GMV in the range of €865 million to €910 million, representing a 16% to 22% growth

•	Net Sales of €755 million to €800 million, representing 10% to 16% growth

•	Gross Profit at €410 million to €435 million, representing a 16% to 22% growth

•	Adjusted EBITDA in the range of €68 million to €76 million and an Adjusted EBITDA margin of 9.0% to 9.5%

For the medium-term we confirm our targets of annual GMV Growth of 22% to 25% as well as an Adjusted EBITDA margin around 9% to 10%.

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its first quarter of fiscal year 2023 financial results on November 8, 2022 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (877) 269-7751 (USA) or +1 (201) 389-0908 (International). The passcode will be 13733608. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on November 8, 2022, through November 15, 2022, by dialing +1 (844) 512-2921 (USA) or +1 412 317 6671 (International). The replay passcode will be 13733608.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on October 15, 2021 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We present Adjusted EBITDA, Adjusted Operating Income, Adjusted Net Income and Adjusted EBITDA Margin as well as Adjusted Operating Income Margin and Adjusted Net Income Margin because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. We use Adjusted EBITDA, Adjusted Operating Income, Adjusted Net Income as well as Adjusted EBITDA Margin, Adjusted Operating Income Margin and Adjusted Net Income Margin as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO-related share-based compensation expenses. Adjusted EBITDA Margin is a non-IFRS measure which is calculated in relation to net sales.

•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO-related share-based compensation expenses. Adjusted Operating Income Margin is a non-IFRS measure which is calculated in relation to net sales.

•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude finance expenses on our Shareholder Loans, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses, IPO-related share-based compensation expenses and related income tax effects. Adjusted Net Income Margin is a non-IFRS measure which is calculated in relation to net sales.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury fashion e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the category “LIFE”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €747.3 million GMV in fiscal year 2022 (+21.3% vs. FY21).

For more information, please visit https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com	Solebury Strategic Communications Deena Friedman / Maria Lycouris phone: +1 800 929 7167 email: investors@mytheresa.com

Media Contacts for public relations Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 phone: +49 89 127695-236 email: sandra.romano@mytheresa.com	Media Contacts for business press Mytheresa.com GmbH Alberto Fragoso mobile: +49 152 38297355 phone: +49 89 127695-1358 email: alberto.fragoso@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended
(in millions) (unaudited)	September 30, 2021	September 30, 2022	Change in % / BPs
Gross Merchandise Value (GMV) (1)	€ 163.9	€1 97.9	20.8%
Active customer (LTM in thousands) (1), (2)	705	800	13.4%
Total orders shipped (LTM in thousands) (1), (2)	1,580	1,839	16.4%
Net sales	€ 157.8	€ 175.9	11.4%
Gross profit	€ 77.3	€ 87.8	13.6%
Gross profit margin(3)	49.0%	49.9%	90 BPs
Adjusted EBITDA(4)	€ 14.0	€ 11.6	(17.4%)
Adjusted EBITDA margin(3)	8.9%	6.6%	(230 BPs)
Adjusted Operating Income(4)	€ 11.8	€ 9.0	(23.6%)
Adjusted Operating Income margin(3)	7.5%	5.1%	(240 BPs)
Adjusted Net Income(4)	€ 8.2	€ 6.1	(26.1%)
Adjusted Net Income margin(3)	5.2%	3.5%	(170 BPs)

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 27 in our Interim Report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	Adjusted EBITDA, Adjusted Operating Income, Adjusted Net Income and Adjusted EBITDA Margin, Adjusted Operating Margin and Adjusted Net Income Margin are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see the following pages.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income to adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income, and their corresponding margins as a percentage of net sales:

	Three Months Ended
(in millions) (unaudited)	September 30, 2021	September 30, 2022	Change in %
Net income	€ (7.3)	€ (3.8)	(47.8%)
Finance expenses, net	€ 0.2	€ 0.4	96.8%
Income tax expense	€ 3.4	€ 2.6	(24.3%)
Depreciation and amortization	€ 2.2	€ 2.5	16.7%
thereof depreciation of right-of use assets	€ 1.3	€ 1.7	27.9%
EBITDA	€ (1.5)	€ 1.7	(211.7%)
Other transaction-related, certain legal and other expenses(1)	€ 0.0	€ 1.5	N/A
IPO related share-based compensation(2)	€ 15.5	€ 8.4	(45.7%)
Adjusted EBITDA	€ 14.0	€ 11.6	(17.4%)

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 157.8	€ 175.9	11.4%
Adjusted EBITDA margin	8.9%	6.6%	(230 BPs)

	Three Months Ended
(in millions) (unaudited)	September 30, 2021	September 30, 2022	Change in %
Operating Income	€ (3.7)	€ (0.9)	(76.9%)
Other transaction-related, certain legal and other expenses(1)	€ 0.0	€ 1.5	N/A
IPO related share-based compensation(2)	€ 15.5	€ 8.4	(45.7%)
Adjusted Operating Income	€ 11.8	€ 9.0	(23.6%)

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 157.8	€ 175.9	11.4%
Adjusted Operating Income margin	7.5%	5.1%	(240 BPs)

	Three Months Ended
(in millions) (unaudited)	September 30, 2021	September 30, 2022	Change in %
Net Income	€ (7.3)	€ (3.8)	(47.8%)
Other transaction-related, certain legal and other expenses(1)	€ 0.0	€ 1.5	N/A
IPO related share-based compensation(2)	€ 15.5	€ 8.4	(45.7%)
Adjusted Net Income	€ 8.2	€ 6.1	(26.1%)

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 157.8	€ 175.9	11.4%
Adjusted Net Income margin	5.2%	3.5%	(170 BPs)

(1)	Other transaction-related, certain legal and other expenses represents (i) certain legal expenses incurred outside the ordinary course of our business and (ii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.
(2)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €8.4 million for the three months ended September 30, 2022. We do not consider these expenses to be indicative of our core operating performance.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit or Loss and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended
(in € thousands)	September 30, 2021	September 30, 2022
Net sales	157,832	175,890
Cost of sales, exclusive of depreciation and amortization	(80,516)	(88,095)
Gross profit	77,316	87,795
Shipping and payment cost	(19,966)	(24,029)
Marketing expenses	(22,427)	(25,354)
Selling, general and administrative expenses	(36,158)	(37,643)
Depreciation and amortization	(2,182)	(2,547)
Other income (loss), net	(281)	926
Operating income	(3,699)	(853)
Finance income	-	4
Finance costs	(189)	(376)
Finance income (costs), net	(189)	(372)
Loss before income taxes	(3,888)	(1,225)
Income tax expense	(3,408)	(2,581)
Net loss	(7,296)	(3,806)
Cash Flow Hedge	(1,081)	(3,059)
Income Taxes related to Cash Flow Hedge	267	854
Foreign currency translation	(25)	(25)
Other comprehensive loss	(839)	(2,230)
Comprehensive loss	(8,136)	(6,036)

Basic & diluted earnings per share	€(0.09)	€(0.04)
Weighted average ordinary shares outstanding (basic and diluted) – in millions	84.5	86.5

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2022	September 30, 2022
Assets
Non-current assets
Non-current financial assets	294	642
Intangible assets and goodwill	155,223	155,125
Property and equipment	17,691	22,056
Right-of-use assets	21,677	45,829
Deferred tax assets	6,090	6,090
Total non-current assets	200,975	229,742
Current assets
Inventories	230,144	262,197
Trade and other receivables	8,276	6,145
Other assets	61,874	32,606
Cash and cash equivalents	113,507	87,891
Total current assets	413,801	388,840
Total assets	614,776	618,582

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	498,872	509,494
Accumulated Deficit	(68,734)	(72,540)
Accumulated other comprehensive income (loss)	1,528	(702)
Total shareholders’ equity	431,667	436,252

Non-current liabilities
Provisions	758	2,621
Lease liabilities	16,817	39,362
Deferred tax liabilities	3,661	4,116
Total non-current liabilities	21,237	46,099
Current liabilities
Tax liabilities	25,892	21,963
Lease liabilities	5,189	5,285
Contract liabilities	10,746	6,341
Trade and other payables	45,156	34,968
Other liabilities	74,889	67,675
Total current liabilities	161,872	136,232
Total liabilities	183,109	182,330
Total shareholders’ equity and liabilities	614,776	618,582

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2021	1	444,951	(60,837)	-	1,602	385,718
Net loss	-	-	(7,296)	-	-	(7,296)
Other comprehensive loss	-	-	-	(814)	(25)	(839)
Comprehensive loss	-	-	(7,296)	(814)	(25)	(8,136)
Share-based compensation	-	16,134	-	-	-	16,134
Balance as of September 30, 2021	1	461,086	(68,133)	(814)	1,577	393,716

Balance as of July 1, 2022	1	498,872	(68,734)	-	1,528	431,667
Net loss	-	-	(3,806)	-	-	(3,806)
Other comprehensive loss	-	-	-	(2,205)	(25)	(2,230)
Comprehensive loss	-	-	(3,806)	(2,205)	(25)	(6,036)
Share options exercised	-	1,077	-	-	-	1,077
Share-based compensation	-	9,544	-	-	-	9,544
Balance as of September 30, 2022	1	509,494	(72,540)	(2,205)	1,503	436,252

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Three months ended September 30,
(in € thousands)	2021	2022
Net loss	(7,296)	(3,806)
Adjustments for
Depreciation and amortization	2,182	2,547
Finance (income) costs, net	189	372
Share-based compensation	16,134	9,544
Income tax expense	3,408	2,581
Change in operating assets and liabilities
(Decrease) increase in provisions	17	1,863
(Increase) decrease in inventories	(17,901)	(32,053)
(Increase) decrease in trade and other receivables	1,274	2,130
Decrease (increase) in other assets	(506)	29,962
(Decrease) increase in other liabilities	3,713	(10,936)
Increase (decrease) in contract liabilities	(3,202)	(4,405)
Increase (decrease) in trade and other payables	(16,336)	(10,253)
Decrease (increase) in non-current financial assets	(13)	(343)
Income taxes paid	(831)	(5,207)
Net cash used in operating activities	(19,166)	(18,004)
Expenditure for property and equipment and intangible assets	(356)	(5,092)
Net cash (used in) investing activities	(356)	(5,092)
Interest paid	(189)	(372)
Proceeds from exercise of option awards	-	1,077
Payment of lease liabilities	(1,339)	(3,234)
Net cash used in financing activities	(1,528)	(2,530)
Net decrease in cash and cash equivalents	(21,050)	(25,625)
Cash and cash equivalents at the beginning of the period	76,760	113,507
Effects of exchange rate changes on cash and cash equivalents	(25)	10
Cash and cash equivalents at end of the period	55,685	87,891